UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(D) of The Securities Exchange Act Of 1934

Date of Report (Date of Earliest Event Reported):   July 12, 2010 (June 7, 2010)

Prepaid Card Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53270	76-0222016
(State or other jurisdiction of incorporation)	(Commission File Number)	(I. R. S. Employer Identification No.)

18500 Von Karman, Suite 530 Irvine, CA	92612
(Address of principal executive offices)	(Zip Code)

Issuer's telephone number, including area code   877-237-6260 x 110

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Definitive Material Agreement

On June 7, 2010, Bank Freedom, a wholly owned subsidiary of Prepaid Card Holdings, Inc. (the "Company") amended its agreement with Green Dot Corporation. The Amendment extends the agreement through January 10, 2014, ends the exclusivity requirement effective July 11, 2010, and adds a requirement that Bank Freedom must offer Green Dot as a cash cash load network on any program it offers with cash loading as an option.

Item 9.01. Financial Statements and Exhibits

10.1 Amendment No. 2 between Merchant Processing International, Inc. dba Bank Freedom and Green Dot Corporation dated June 7, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Prepaid Card Holdings, Inc.
(Registrant)

Dated: July 12, 2010   By: _____

Bruce A. Berman
Chief Executive Officer